SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Fiscal Council’s Meeting

held on March 8, 2018

1. DATE, TIME AND PLACE: On March 8, 2018, at 9 a.m. through conference call.

2. CALL NOTICE AND ATTENDANCE: As all members of the Company’s Fiscal Council attended the meeting, the summoning was dismissed, and the quorum for instatement and approval were verified. Mrs. Janine Maria Corrêa Pupo acted as secretary of the Fiscal Council.

3. RESOLUTIONS: by unanimous vote of members of the Fiscal Council and without any reservations, they are favorable to the documents related to the fiscal year ended December 31, 2017, namely: the Company’s Management Report and the Financial Statements accompanied by its notes and the unqualified Independent Auditor’s Report, dated March 8, 2018.

4. CLOSING: With no further matters to be discussed, these minutes were read, approved and signed by the Fiscal Council’s attending members.

.

Olavo Fortes Campos Rodrigues Junior	Laiza Fabiola Martins de Santa Rosa
Peter Edward Cortes Marsden Wilson	Janine Maria Corrêa Pupo Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

FISCAL COUNCIL REPORT

Members of the Fiscal Council of Gafisa S.A. (“Company”) undersigned below, in the exercise of their duties conferred thereto by Article 163 of Law No. 6.404/76, after analyzing the Company’s Management Report and the financial statements for the fiscal year ended December 31, 2017, accompanied by its notes and the Independent Auditor’s Report (the “Documents”), they gave their favorable opinion in relation to these Documents and advise on their approval at the Company’s Annual Shareholders’ Meeting to be called.

The Fiscal Council Report was signed by Olavo Fortes Campos Rodrigues Júnior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa.

São Paulo, March 8, 2018.

Olavo Fortes Campos Rodrigues Junior
Peter Edward Cortes Marsden Wilson	Laiza Fabiola Martins de Santa Rosa

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 8, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer